

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Michael Richman
Chief Executive Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, MD 20705

Re: NextCure, Inc.
Form S-1
Exhibit No. 10.4
Filed April 12, 2019
File No. 333-230837

Dear Mr. Richman:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance